Nancy H. Wojtas T: +1 650 843 5819 nwojtas@cooley.com	VIA EDGAR

April 11, 2014

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	XenoPort, Inc. Preliminary Proxy Statement on Schedule 14A filed April 3, 2014 File No. 000-51329

Ladies and Gentlemen:

On behalf of XenoPort, Inc. (“XenoPort” or the “Company”), we are responding to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2014, with respect to the preliminary proxy statement referenced above (the “Preliminary Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

XenoPort has filed today Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement, together with a copy of this letter via EDGAR correspondence. We are also providing supplementally to the Staff one hard copy of Amendment No. 1, which has been marked to show changes since the initial filing of the Preliminary Proxy Statement on April 3, 2014.

For your convenience, the text of the Staff’s Comments is reproduced below, followed in each case by the response.

Comments and Company Responses

Preliminary Proxy Statement

General

1.	We note on page 7 that proxies may be solicited by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, or otherwise. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a- 6(b) and (c). Please confirm your understanding in your response letter.

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Page Two

In response to the Staff’s request, we are confirming that the Company will file all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet under the cover of Schedule 14A.

2.	On a related note, please describe the “other electronic channels of communication” you intend to use.

In connection with the Staff’s request to describe which other electronic channels of communication XenoPort intends to use, XenoPort may use websites or similar channels. If such forms of electronic channels of communication are used, XenoPort will promptly file each such communication with the SEC.

Background of Solicitation, page 10

3.	We note that you do not refer to any settlement proposals exchanged with the Clinton Group, which proposals are discussed by the Clinton Group. Please tell us, with a view toward revised disclosure, whether you exchanged any settlement proposals with the Clinton Group.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10-11 of the Preliminary Proxy Statement to describe the existence of settlement proposals discussed with the Clinton Group. Details of the specific proposals have not been included due to the confidential nature of the negotiations.

Proposal 1 Election of Directors, page 12

4.	We note your disclosure in the third paragraph on page 12 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to the Staff’s request, we are confirming that if the Company introduces substitute or additional nominees, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.	Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

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Page Three

In response to the Staff’s comment, the Company has revised the disclosure on pages 14-15 of the Preliminary Proxy Statement to explain why the Company’s board of directors recommends that the Company’s stockholders vote in favor of the Company’s nominees.

Proposal 3 Advisory Vote on Executive Compensation, page 28

6.	Please revise your disclosure to explain why you recommend that security holders vote in favor of this proposal.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Preliminary Proxy Statement to describe why the Company’s board of directors recommends that the Company’s stockholders vote in favor of Proposal 3.

Stockholder Proposals, page 43

7.	Please revise your disclosure relating to the shares owned by the Clinton Group to be consistent with the Clinton Group’s disclosure in its proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Preliminary Proxy Statement to reconcile the disclosure relating to the shares owned by the Clinton Group to make it consistent with the Clinton Group’s disclosure in its proxy statement.

Proposal 6 Stockholder Proposal to Amend Bylaws to Limit Board Compensation, page 45

8.	Please revise your disclosure for this proposal and proposals 7 and 8 to describe the advantages for each proposal.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 47, 48 and 50 of the Preliminary Proxy Statement to describe the advantages for Proposals 6 through 8 as articulated by the Clinton Group.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Page Four

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

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Please do not hesitate to call me at (650) 843-5819, if you have any questions or if we can provide any additional information.

Sincerely,

Cooley LLP

By: /s/ Nancy H. Wojtas

Nancy H. Wojtas

cc:	Ronald W. Barrett, Ph.D., Chief Executive Officer, XenoPort, Inc. Gianna M. Bosko, Senior Vice President, Chief Legal Officer and Secretary, XenoPort, Inc. Chadwick L. Mills, Cooley LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated April 8, 2014 to XenoPort, Inc. (the “Company”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed April 3, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 11, 2014

/s/ Gianna M. Bosko
Gianna M. Bosko, Senior Vice President, Chief Legal Officer and Secretary, XenoPort, Inc.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM